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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 11)*

The McClatchy Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

579489-10-5

(CUSIP Number)

Karole Morgan-Prager, Esq.

Vice President and Corporate Secretary

The McClatchy Company

2100 Q Street

Sacramento, CA 95816

(916) 321-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 579489-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James B. McClatchy
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,961,472
8. Shared Voting Power 12,949,527
9. Sole Dispositive Power 1,961,472
10. Shared Dispositive Power 12,949,527

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,910,999
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 42%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 579489-10-5	Schedule 13D/A	Page 3 of 6

James B. McClatchy hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “Commission”) on February 1, 1990 and as amended, relating to his beneficial ownership of the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of The McClatchy Company.

Item 1.	Security and Issuer

No amendment.

Item 2.	Identity and Background

No amendment.

Item 3.	Source and Amount of Funds or Other Consideration

No amendment.

Item 4. Purpose of Transaction

James B. McClatchy converted 25,000 shares of Class B Common Stock into 25,000 shares of Class A Common Stock and gifted 35,000 shares of Class A Common Stock to a charitable remainder trust for which he is a beneficiary but over which James B. McClatchy has no voting or dispositive control.

James B. McClatchy serves as one of four co-trustees of five separate trusts established for the benefit of McClatchy family members. On January 3, 2004, the beneficiary of one of the five trusts for the benefit of McClatchy family members died and on March 1, 2004, the shares of Class B Common Stock held by the trust were distributed in equal shares to the four remaining trusts. Each of the five trusts contained 2,500,000 shares of Class B Common Stock. As a result of the distribution from the fifth trust to the four remaining trusts, each of the four trusts now contains 3,125,000 shares of Class B Common Stock. Subject to the terms of the Stockholders’ Agreement dated as of September 17, 1987, described in Item 6 below, each holder of Class B Common Stock has the right to convert Class B Common Stock into Class A Common Stock on a one-for-one basis.

James B. McClatchy and the trusts or any of them may, from time to time, increase, reduce or dispose of their respective investments in The McClatchy Company, depending on general economic conditions, economic conditions in the markets in which The McClatchy Company operates, the market price of the Class A Common Stock, the availability of funds, borrowing costs, other opportunities available to James B. McClatchy (and/or the trusts), and other considerations.

Except as set forth in this Schedule 13D/A, James B. McClatchy does not currently intend to exercise his duties as co-trustee for the purpose of implementing any plans or proposals which relate to, or would result in, any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

James B. McClatchy is currently the Publisher of The McClatchy Company, having been elected to that position in July 1987. He served as the Chairman of the Board of Directors from April 1989 to May 1995 and from August 1980 to July 1987. Mr. McClatchy was a director of McClatchy from 1943 through 1965, was again elected a director in 1976 and has served in that capacity since that time. In his role as a director and Publisher, James B. McClatchy participates in managing the business and affairs of The McClatchy Company and formulating The McClatchy Company’s business strategies, and the Board of Directors may suggest and, from time to time, implement, plans or proposals which relate to, or would result in, one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

On March 12, 2006, James B. McClatchy, in his individual capacity and in his capacity as co-trustee, executed an action by written consent of the stockholders, pursuant to which he (i) adopted an Agreement and Plan of Merger between The McClatchy Company and Knight-Ridder, Inc., (ii) approved an amendment of the certificate of incorporation of The McClatchy Company to increase the authorized number of shares of Class A Common Stock from 100,000,000 to 200,000,000 and (iii) approved the issuance of Class A Common Stock to stockholders of Knight-Ridder, Inc. in connection with the merger of Knight-Ridder, Inc. with and into The McClatchy Company.

CUSIP No. 579489-10-5	Schedule 13D/A	Page 4 of 6

Item 5.	Interest in Securities of the Issuer

(a) James B. McClatchy beneficially owns an aggregate of 14,910,999 shares of Common Stock, comprised of 44,500 shares of Class A Common Stock and 14,866,499 shares of Class B Common Stock, of The McClatchy Company. The percentage of Common Stock beneficially owned by Mr. McClatchy is approximately 42%, based on a total of 20,599,579 shares of Class A Common Stock issued and outstanding as of February 17, 2006, as contained in the most recently available filing with the Securities and Exchange Commission by The McClatchy Company.

(b) The number of shares of Common Stock as to which James B. McClatchy has:

(i) Sole power to vote or direct the vote: 1,961,472 shares of Common Stock (comprising 44,500 shares of Class A Common Stock and 1,916,972 shares of Class B Common Stock);

(ii) Shared power to vote or direct the vote: 12,949,527 shares of Class B Common Stock;

(iii) Sole power to dispose or direct the disposition of: 1,961,472 shares of Common Stock (comprising 44,500 shares of Class A Common Stock and 1,916,972 shares of Class B Common Stock);

(iv) Shared power to dispose or direct the disposition of: 12,949,527 shares of Class B Common Stock.

Of the 14,910,999 shares of Common Stock noted above: (1) 12,500,000 shares of Class B Common Stock are held under four separate trusts, each with 3,125,000 shares and different income beneficiaries, over which William K. Coblentz, James B. McClatchy, William Ellery McClatchy and Gary B. Pruitt share joint voting and investment control with respect to these trusts; and (2) 449,527 shares of Class B Common Stock are held in a trust over which William K. Coblentz, James B. McClatchy and William Ellery McClatchy share joint voting and investment control as co-trustees of a trust established under the will of Charles K. McClatchy. The filing of this Schedule 13D/A shall not be construed as an admission that James B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.

The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of is shared:

A. Name: William K. Coblentz

B. Residence or business address: One Ferry Building, Suite 200, San Francisco, California 94111.

C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: William K. Coblentz is an attorney at law and senior partner in the law firm (Professional Corporation) of Coblentz, Patch, Duffy & Bass, with offices located at One Ferry Building, Suite 200, San Francisco, California 94111.

D. During the last five years, William K. Coblentz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E. During the last five years, William K. Coblentz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 579489-10-5	Schedule 13D/A	Page 5 of 6

F. Citizenship: United States.

A. Name: William Ellery McClatchy

B. Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.

C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.

D. During the last five years, William Ellery McClatchy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E. During the last five years, William Ellery McClatchy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: United States.

A. Name: Gary Pruitt

B. Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.

C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman, President and Chief Executive Officer of The McClatchy Company, with principal executive offices at 2100 Q Street, Sacramento, California 95816.

D. During the last five years, Gary Pruitt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E. During the last five years, Gary Pruitt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: United States.

(c) None.

(d) Only those persons identified in Item 5(b).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Amendment.

CUSIP No. 579489-10-5	Schedule 13D/A	Page 6 of 6

Item 7.	Material to be Filed as Exhibits

The Stockholders’ Agreement dated as of September 17, 1987, which was filed as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2006	/s/ James B. McClatchy
James B. McClatchy